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SEC FILE NUMBER
8-68563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Cottage Grove Road
(No. and Street)

Bloomfield	CT	06002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Foley (860) 226-2172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103-3404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cigna Benefits Financing, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Kathleen M. Cormier

My Commission Expires: 04/30/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2015

Cigna Benefits Financing, Inc.
Index
December 31, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cigna Benefits Financing, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Cigna Benefits Financing, Inc. (the "Company") at December 31, 2015, and the results of its operations and its cash flows for the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 in the accompanying notes to the financial statements, the Company has significant transactions with affiliated entities.

The accompanying Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Financial Condition
As of December 31, 2015

(Amounts in thousands, except per share amounts)

	2015
Assets:	
Cash	$213
Other Assets	1
Income Taxes Receivable, from affiliate	6
Total Assets	$220
Liabilities:	
Accounts payable and accrued expenses	$84
Total Liabilities	$84
Equity:	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1
Additional paid-in capital	99
Retained earnings	36
Total Equity	$ 136
Total Liabilities and Equity	$220

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Income
For the Year Ended December 31, 2015

(Amounts in thousands)

	2015
Income:	
Servicing fees from affiliate	$984
Expenses:	
Employee compensation and benefits	890
General expenses	45
Rent	40
Regulatory fees	7
Other expenses	20
Total Expenses	1,002
Income (loss) before income taxes	(18)
Benefit from income taxes	(6)
Net Loss	$(12)

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

(Amounts in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance January 1, 2015	$1	$99	$48	$148
Net Loss	-	-	(12)	(12)
Balance December 31, 2015	$1	$99	$36	$136

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2015

(Amounts in thousands)

	2015
Cash Flows from operating activities:	
Net loss	$(12)
Net changes in assets and liabilities:	
Other assets	3
Accounts payable and accrued expenses	(1)
Income taxes receivable	11
Net Cash used in operating activities	1
Cash at beginning of the year	212
Cash at end of the year	$213
Supplemental cash flows disclosures:	
Income tax refund (receivable from affiliate)	$17

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was received on October 19, 2010. The Company commenced operations on January 14, 2011 after receiving FINRA membership approval.

The business of the Company consists of supervising the sale and servicing of corporate owned variable life insurance policies issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC") and its revenue consists solely of revenue from CGLIC.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated United States federal income tax return filed by Cigna, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna, the provision for federal income taxes is computed as if it were filing on a separate return basis, except that benefits arising from credits and net operating losses are allocated to those subsidiaries producing such attributes only to the extent they have been utilized in the consolidated federal income tax provision. Note 5 contains detailed information about the Company's income taxes.

Revenue Recognition

In accordance with the Expense Sharing and Servicing Agreement with its affiliates, CGLIC and Cigna Health & Life Insurance Company ("CHLIC"), the Company recognizes fee income on a monthly basis. In 2015, CGLIC paid the Company $984 thousand for broker dealer services.

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliates, CGLIC and CHLIC. The Company reimburses CHLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2015, the Company reimbursed CHLIC $995 thousand and received fee income of $984 thousand from CGLIC.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the Uniform Net Capital Rule a broker/dealer that does not receive or hold funds or securities for customers nor does it carry accounts for customers, is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2015, the Company had net capital of $129 thousand, which was $123 thousand in excess of its required net capital of $6 thousand. The Company had aggregate indebtedness of $84 thousand at December 31, 2015, and its percentage of aggregate indebtedness to net capital was 65.2 at December 31, 2015. The Company claims exemption from Rule 15c3-3 under the provision of Section k(2)(i).

Note 5 – Income Taxes

The components of income taxes for the year ended December 31 was as follows:

(In 000's)	**2015**
Current taxes (benefit)	$(6)
Deferred taxes	-
Total income tax expense (benefit)	$(6)

Total income tax benefit for the year ended December 31, 2015 was the same as the amount computed using the nominal federal income tax rate of 35%.

During 2014, the IRS began its examination of Cigna's 2011 and 2012 consolidated federal income tax returns, completion of which is expected during 2016. The Company does not anticipate any adjustments from IRS examinations that will result in a materially adverse effect on its financial statements. No material contingent tax liability is included in the Company's current federal income tax payable.

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CHLIC for the expenses incurred under the Expense Sharing and Servicing Agreement on its behalf within 30 days following the close of the month, as specified in the Agreement.

The Company, in its capacity as a broker dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that will have a material effect on the Company's results of operations or financial position.

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts for this statement which would have had a material effect on the financial condition of the Company. In preparing these financials, the Company has evaluated events that occurred between the balance sheet date and February 25, 2016, the date the financial statements were issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2015
(Amounts in thousands)

	2015
Net Capital	
Total ownership equity qualified for Net Capital	$136
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	136
Less: Nonallowable assets	
Other assets	7
Net Capital before haircuts on securities positions	129
Haircuts on securities	-
Net Capital	$129
Aggregate Indebtedness	
Total A.I. liabilities from Statement of Financial Condition	84
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$84
Percentage of aggregate indebtedness to net capital	65.2
Computation of Basic Net Capital Requirement	
Minimum net capital required	$6
Excess net capital	123
Net capital less greater of: 10% of aggregate indebtedness or 120% of minimum net capital required	121

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this audited computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and included in the Company's amended Part IIA FOCUS Report as of December 31, 2015.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015
Schedule II

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying Independent Registered Public Accounting Firm's Report